

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-Mail
Mr. Dwight B. Grizzell
Chief Executive Officer
Mountain National Bancshares, Inc.
300 E. Main St.
Sevierville, TN 37862

Re: **Mountain National Bancshares, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed April 13, 2011
        Form 10-K/A for the Fiscal Year Ended December 31, 2010
        Filed April 29, 2011
        File No. 000-49912

Dear Mr. Grizzell:

        We have reviewed your response letter dated September 12, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 71

General

1.   We refer to prior comment 14 and reissue that comment, in part. Please confirm that future filings will, where appropriate, specifically refer to the definitions contained in Rule 13a-15(f) or 15d-15(f) when describing whether your internal controls over financial reporting are maintained in accordance with the Securities Exchange Act of 1934.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Class I Directors (Term to expire at the 2013 Annual Meeting of Shareholders), page 3

2.   We refer to prior comment 19 and reissue that comment, in part. In future filings, please provide the full five year business experience for Mr. Monson and Ms. Reams as required by Item 401(e) of Regulation S-K. With a view towards future disclosure, please tell us how long Mr. Monson and Ms. Reams have served as directors of Mountain National and describe any other business experience during the past five years. If there were periods over the past five years during which either of these directors were completely retired, i.e., they were not serving as your director and were not actively engaged in any business, this should be evident from your proposed disclosure.

      Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief